UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  _____________

                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               GLOBIX CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    37957F200
 -------------------------------------------------------------------------------
                                 (CUSIP Number)



                               September 19, 2003
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_|      Rule 13d-1(b)

                  |X|      Rule 13d-1(c)

                  |_|      Rule 13d-1(d)


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CUSIP No. 37957F200
---------- ---------------------------------------------------------------------
  1        NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Steven G. Singer, as Trustee
           Karen Singer, as Trustee

---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                       (b) |_|
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Steven G. Singer         United States
           Karen Singer             United States

---------- ---------------------------------------------------------------------
                            5     SOLE VOTING POWER
                                  Steven G. Singer, as Trustee          0 shares
                                  Karen Singer, as Trustee        589,109 shares

                            ----- ----------------------------------------------
                            6     SHARED VOTING POWER
         NUMBER OF                Steven G. Singer, as Trustee    517,979 shares
           SHARES                 Karen Singer, as Trustee              0 shares
        BENEFICIALLY        ----- ----------------------------------------------
       OWNED BY EACH        7     SOLE DISPOSITIVE POWER
         REPORTING                Steven G. Singer, as Trustee          0 shares
           PERSON                 Karen Singer, as Trustee        589,109 shares
            WITH            ----- ----------------------------------------------
                            8     SHARED DISPOSITIVE POWER
                                  Steven G. Singer, as Trustee    517,979 shares
                                  Karen Singer, as Trustee              0 shares
--------------------------- ----- ----------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           Steven G. Singer, as Trustee                 517,979 shares
           Karen Singer, as Trustee                     589,109 shares

---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*   |_|

---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9 )
           Steven G. Singer, as Trustee       3.15%
           Karen Singer, as Trustee           3.58%

---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
           IN, IN

---------- ---------------------------------------------------------------------

*See Instructions.

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Item 1(a).        Name of Issuer:


                  GLOBIX CORPORATION


Item 1(b).        Address of Issuer's Principal Executive Offices:

                  139 Centre Street
                  New York, NY 10013

Item 2(a).        Name of Person Filing:

                  Steven G. Singer, as Trustee
                  Karen Singer, as Trustee

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  Steven G. Singer
                  c/o American Banknote Corporation
                  560 Sylvan Avenue
                  Englewood Cliffs, NJ  07632-3119

                  Karen Singer
                  113 Jackson Drive
                  Cresskill, NJ  07626

Item 2(c).        Citizenship:

                  Steven G. Singer, as Trustee       United States
                  Karen Singer, as Trustee           United States


Item 2(d).        Title of Class of Securities:

                  common stock, $.01 par value ("Common Stock")


Item 2(e).        CUSIP Number:

                  37957F200


Item 3.           Not applicable.

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Item 4.           Ownership.

                  (a) Amount Beneficially Owned:

                           Steven G. Singer, as Trustee      517,979 shares
                           Karen Singer, as Trustee          589,109 shares

                  (b) Percent of Class:

                           Steven G. Singer, as Trustee       3.15%
                           Karen Singer, as Trustee           3.58%

                  (c) Number of shares as to which such person has:


                       (i)   Sole power to vote or to direct the vote:

                             Steven G. Singer, as Trustee              0 shares
                             Karen Singer, as Trustee            589,109 shares

                       (ii)  Shared power to vote or to direct the vote:

                             Steven G. Singer, as Trustee        517,979 shares
                             Karen Singer, as Trustee                  0 shares

                       (iii) Sole power to dispose or to direct the
                             disposition of:

                             Steven G. Singer, as Trustee              0 shares
                             Karen Singer, as Trustee            589,109 shares

                       (iv) Shared power to dispose or to direct the disposition of:

                             Steven G. Singer, as Trustee        517,979 shares
                             Karen Singer, as Trustee                  0 shares

               Steven G. Singer is co-trustee, along with his wife Rebecca Singer, of The Gary & Karen Singer Children's Trust, which owns 495,043 shares of Common Stock. Steven G. Singer is co-trustee, along with Norma Brandes, of The Second Gary & Karen Singer Children's Trust, which owns 22,936 shares of Common Stock. Karen Singer, the sister-in-law of Steven G. Singer, is the sole trustee of The Singer Children's Management Trust which owns 589,109 shares of Common Stock. Each of the above-referenced trusts is for the benefit of the children of Karen Singer and Gary Singer, the brother of Steven G. Singer. On September 19, 2003, The Gary & Karen Singer Children's Trust acquired 449,172 shares of Common Stock, increasing the percentage of Common Stock owned by all of the trusts from 4% to 6.73% of the total outstanding shares of Common Stock.

               Steven G. Singer and Karen Singer are filing this Statement on
Schedule 13G jointly but disclaim membership in a group, as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Neither Steven G. Singer nor Karen Singer has any interest in the Common

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Stock other than in his or her capacity as trustee of the above-referenced trusts and each of Steven G. Singer and Karen Singer disclaims any other interest in the Common Stock.

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person.

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

               Not Applicable


Item 8.        Identification and Classification of Members of the Group.

               Not Applicable


Item 9.        Notice of Dissolution of Group.

               Not Applicable


Item 10.       Certification.


         By signing below each of the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct, and the undersigned each agree that this Schedule 13G is filed on behalf of each of them.




Dated:    September 26, 2003                    /s/ Steven G. Singer
                                                ----------------------------
                                                Steven G. Singer, as Trustee


                                                /s/ Karen Singer
                                                ----------------------------
                                                Karen Singer, as Trustee


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